Exhibit 99.7

ENGLISH TRANSLATION OF DIRECTOR STATEMENT OF HERNÁN FELIPE ERRÁZURIZ

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Santiago, August 5, 2016

To:

Shareholders of Chilectra Américas S.A.

HAND DELIVERY

Re:	Opinion on merger by absorption of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A.

Dear Sirs:

As director of Chilectra Américas S.A. (“Chilectra Américas”), I hereby issue an opinion on the expediency for the interests of the corporation of the merger of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A. (the “Merger”). This opinion is expressed in accordance with the provisions of paragraphs 5) and 6) of Article 147 of Law No. 18,046 (the “Chilean Companies Act”), which regulates Related-Party Transactions.

The Chilean Companies Act requires directors to issue their opinion regarding whether the transaction is in the bests interests of the corporation, as well as on the conclusions of appraiser reports.

1.	Relationship and interest in the Merger transaction.

I am a director of Chilectra Américas elected in the ordinary shareholders’ meeting held on April 27, 2016, appointed with the votes of the controlling shareholder, Enersis Américas S.A. (“Enersis Américas”).

Since Enersis Américas is involved in the merger transaction, I affirm that I have an interest in the aforesaid transaction in the terms of Articles 44 and 147 of the Chilean Companies Act. In accordance with Article 147, item No. 1 of the Chilean Companies Act, this interest was formally communicated to the board of directors at a meeting held on May 6, 2016.

I neither directly nor indirectly hold any stock of Chilectra Américas or its controlling shareholder Enersis Américas.

2.	Background of the Merger transaction.

The Merger is part of a reorganization operation consisting of the following:

(a)

The division of Chilectra S.A. (“Chilectra”) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”), giving rise to: (i) a new corporation from the division of Chilectra (named “Chilectra Américas S.A.”), to which the shareholdings and other associated assets and liabilities belonging to Chilectra outside Chile were assigned; and (ii) a new corporation from the division of Endesa Chile (named “Endesa Américas S.A.”), to which the shareholdings and other associated assets and liabilities belonging to Endesa Chile outside Chile were assigned; Each of the corporations divided retained all the respective business carried out in Chile by the respective divided corporation, including the portion of assets and liabilities consisting, inter alia, of assets, liabilities and administrative authorizations that each of the spun-off corporations has in the country.

(b)	The division of Enersis S.A. (“Enersis”), giving rise to a new corporation (named “Enersis Chile S.A.”), to which the shareholdings and associated assets and liabilities of Enersis in Chile were assigned, including the holdings in the divided Chilectra and Endesa Chile; the spun-off corporation Enersis (which after the division was renamed “Enersis Americas S.A.”) retained the shareholdings of Enersis outside Chile, including those it had in Chilectra Américas and Endesa Américas, and the associated liabilities.

(c)	After the aforementioned divisions, Enersis Américas would absorb Chilectra Américas and Endesa Américas by merger, which would be dissolved without winding up in accordance with the law, with Enersis Américas succeeding them in all their rights and obligations, and with the shareholders of Endesa Américas and Chilectra Américas directly incorporated as shareholders of Enersis Américas in accordance with the swap ratio to be approved for such purposes.

The estimated terms of the Merger, notwithstanding other terms and conditions that may eventually be agreed at the respective meetings at which the final resolution of the Merger is adopted, are as follows: (i) the Merger would be subject to fulfillment of the following conditions precedent: that the right to withdrawal to potentially be exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger not exceed 10%, 10% and 0.91% respectively; and that the right to withdrawal at Enersis Américas not result in any shareholder exceeding the maximum shareholding limit of 65% in Enersis Américas after formalization of the Merger; (ii) the estimated swap ratio reported at the aforementioned division meetings was 5 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas; notwithstanding the above, and in response to the proposal for distribution of a possible dividend to the shareholders of Chilectra Américas after the aforementioned Board of Director’s Meeting, a swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas will be proposed at the meeting at which a decision is made on the Merger; (iii) the Board of Directors of Enersis Américas announced its intention to make a takeover bid (“TOB”) for all stock and American Depositary Receipts (“ADRs”) issued by Endesa Américas not belonging to Enersis Américas for a price of $285, and it furthermore announced that the TOB will be subject to approval of the Merger at the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and to fulfillment, after expiry of the statutory period for exercising the right of withdrawal at both Enersis Américas and Endesa Américas, of the condition of non-exercise of the respective withdrawal rights above a certain number or percentage of shares as appropriate, and to other terms and conditions which will be detailed in due time when the aforesaid takeover bid is made; (iv) by resolution adopted on November 24, 2015, the chief executive officer of Endesa Chile was given instructions – if and only if the Merger resolutions were not adopted before December 31, 2017 – for negotiation in good faith with Endesa Chile S.A. of the terms of an offset agreement, by virtue of which the tax costs incurred by Endesa Chile as a result of its division and after proper crediting and discounting of any tax benefits or credits obtained by Endesa Américas and Endesa Chile as a result of such division are offset by any tax benefits obtained by Enersis Américas; and (v) the controlling shareholder Enel S.p.A., by the respective letters dated November 25 and December 17, 2015, has stated, firstly, (a) that it considered that the announced swap ratio for the Merger would be in line with the interests of all the shareholders and the companies involved in the reorganization themselves, and therefore it would vote in favor of said merger at the respective extraordinary shareholders’ meeting, provided that there were no significant supervening events before the shareholders’ meeting materially affecting the above swap ratios; and, secondly, (b) if the Merger were approved, it is its intention as controlling shareholder, for a period not less than five years from approval of the merger, to not carry out or propose any corporate reorganization process affecting Enersis Américas other than that to be discussed at the aforementioned extraordinary shareholders’ meeting.

The Superintendence of Securities and Insurance directed that the reorganization described in letters (a) to (c) above is to be considered a single transaction comprising, in a coordinated and successive fashion, each and every one of the corporate acts indicated above, even if they are carried out in different stages. In accordance with the foregoing, at Chilectra’s division meeting on December 18, 2015, the shareholders were informed of the main terms and conditions of a possible Merger, so that they could take into consideration all background information necessary to approve the first stage of the reorganization, i.e., the division of Chilectra.

With this background, the shareholders of Enersis, Chilectra and Endesa Chile approved their respective divisions in extraordinary shareholders’ meetings all held on December 18, 2015. The divisions of Enersis, Chilectra and Endesa Chile became effective on March 1, 2016, for all legal purposes.

Adjudicating a claim of illegality, the Honorable Court of Appeals of Santiago accepted the respective claim and classified the merger of the three corporations as a related-party transaction, stating that it would be subject to Title XVI of the Chilean Companies Act, supplemented by Articles 57, item No. 2, 67 and 99 of the same Act, together with Articles 155 to 159 of the Chilean Companies Regulations.

Under the provisions of the aforesaid Title XVI, the board of directors of the Corporation appointed BBVA Asesorías Financieras S.A. as independent appraiser to prepare a report on the conditions of the Merger transaction, its effects and potential impact for Chilectra Américas. Chilectra Américas has no directors’ committee, and there are no disinterested directors who would have appointed an additional independent appraiser.

Moreover, under the provisions of Article 99 of the Chilean Companies Act and Article 156 of the Chilean Companies Regulations, the board of directors appointed Emilio Venegas Valenzuela to issue the expert appraiser report for the Merger.

3.	Reports on the Merger transaction.

In preparing this opinion, I have taken into consideration the following background documentation:

(a)	Expert appraiser report referred to in Articles 155 and 156 of the Chilean Companies Regulations, prepared by independent expert appraiser Mr. Emilio Venegas Valenzuela.

This report proposes a swap ratio of 3.94 shares of Enersis Américas for each share of Chilectra Américas and 2.58 shares of Enersis Américas for each share of Endesa Américas.

For the assets valuation, the expert used different methodologies, including revenues approach (present value of the cash flow generated by the assets, discounted using a WACC rate) and a reasonability analysis based on a market approach (comparable transactions or market price multiples).

(b)	Independent appraiser report referred to in Article 147 of the Chilean Companies Act, prepared by BBVA Asesorías Financieras S.A.

The aforementioned independent appraiser report obtained the following swap ratio ranges for the merged company:

3.1 – 4.4 shares of Enersis Américas for each share of Chilectra Américas; and

2.4 – 2.8 shares of Enersis Américas for each share of Endesa Américas.

These ranges were calculated using contrast methodologies (multiples of recent transactions and multiples of publicly traded companies) and with the base case valuation – of a swap ratio of 3.5 shares of Enersis Américas for each share of Chilectra Américas and 2.6 shares of Enersis Américas for each share of Endesa Américas – considering the Business Plans from the 3 merging companies.

Finally, the independent appraiser report concludes that the potential Merger between Chilectra Américas, Endesa Américas and Enersis Américas would be in the best interest of Chilectra Américas, since:

(i)	it creates a single entity with the objective of investment and development in Latin America (except Chile); it facilitates asset management and unifies interests by simplifying corporate governance;

(ii)	The shareholders of Chilectra Américas would be able to be part of the merged entity, which would hold majority stakes in assets in which Chilectra Américas currently has a minority stake;

(iii)	It allows expansion and diversification of Chilectra Américas’ asset portfolio both in terms of business and geography, without entailing an additional cost for the current shareholders;

(iv)	it achieves greater liquidity for Chilectra Américas’ shareholders due to being merged in a single entity with greater visibility and analyst coverage;

(v)	it would generate joint synergies amounting to USD 327 million by 2019, due to potential decreases in operating costs, simplification of structures and reduction of external services; and

(vi)	the proposed swap is within a market range and, compared to the swap estimated from the base case scenario calculated by BBVA Asesorías Financieras S.A., value could be generated for Chilectra Américas’ shareholders through the Merger.

To the basis set out in the preceding paragraphs, we should add the other expected benefits of the reorganization addressed at Chilectra Américas S.A. board of directors’ meetings in which I participated in my capacity as a director thereof, which include, inter alia, the following benefits for Chilectra Américas shareholders, some of which are coincident with those mentioned by the independent appraiser, such as: (i) receiving shares in Enersis Américas, increasing portfolio diversification; (ii) access to a greater number of assets outside of Chile over what Chilectra Américas currently has; (ii) holding shares of Enersis Américas, whose underlying assets are controlling shares in foreign companies; (iv) access to greater liquidity or floating stock, allowing minority shareholders to be part of a minority group with a stake in a larger corporation; they will also be able to buy and sell their shares in the market, strengthening policy compliance and benefits of corporate governance under the laws in force.

4.	Opinion on expediency of the Merger transaction for the interests of Chilectra Américas.

Having reviewed the terms and conditions of the Merger, the content and conclusions of the aforementioned reports from the independent appraiser and expert appraiser and the other considerations described herein, I confirm to you that, in my opinion, the Merger is in the best interest of Chilectra Américas.

Sincerely,

/s/ Hernán Felipe Errázuriz

Director

Chilectra Américas S.A.

This liberal, English translation is provided for the convenience of the reader. In the event of discrepancies the Spanish version will prevail.